news release

Zi Corporation Licenses eZiText® to Ambit Microsystems

Agreement furthers Zi's leadership in the large Asian market

CALGARY, AB, December 17, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced it has licensed its user-friendly eZiText® predictive text input technology to Taiwan-based Ambit Microsystems Corporation, a global leader in the production of networking and telecommunications components. The terms of the agreement call for Ambit to license the Zi technology for use on communications products in the telecom industry.

                Gary Mendel, Vice President, Sales and Marketing, Zi Corporation, said that the selection by Ambit puts Zi into their future product implementations and is further evidence that leading consumer electronics developers all over the world are recognizing the superiority of the Zi technology.

                "Ambit is a company known for its development and manufacturing expertise and we are excited to have our technology integrated in their products," Mendel said. "It is very important for us to penetrate further into the broad telecom market and our relationship with Ambit will allow us to do that."

                Zi's eZiText is a user-friendly text input technology that significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers, telematic systems and television set-top boxes. Incorporating eZiText into devices enable consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text input experiences.

                Zi recently announced the launch of a series of new and innovative enhancements to its core predictive text technology products with the release of Version 6 for eZiText® and Version 2 for eZiTap™. The new versions deliver enhancements to languages and other predictive functions that make text entry even quicker and easier for end users. In conjunction, overall memory consumption is reduced, which improves implementation efficiency for Zi customers. Visit www.zicorp.com for additional information.

About Ambit Microsystems Corporation
                Please refer to www.ambit.com.tw for details.

About Zi Corporation
                 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

                Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com